SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
______________________

Report of Foreign Private Issuer

______________________

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 28, 2008

______________________

ACTIONS SEMICONDUCTOR CO., LTD. ______________________ 15-1, No. 1 HIT Road Tangjia, Zhuhai Guangdong, 519085 The People’s Republic of China (86-756) 339-2353 ______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Actions Semiconductor Co., Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcement dated January 28, 2008, relating to Company’s financial results for the three months and twelve months ended December 31, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD

By:	/S/ Patricial Chou
Name: Patricia Chou Title: Chief Financial Officer

Dated: January 28, 2008

Actions Semiconductor Reports Fourth Quarter and Full Year 2007 Results

ZHUHAI, China, January 28, 2008 - Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today reported financial results for the fourth quarter and year ended December 31, 2007.

All financial results are reported on a U.S. GAAP basis.

Revenue for the fourth quarter of 2007 was $32.3 million, a 20% increase over revenue of $27.0 million for the third quarter of 2007, and a 35% decrease from revenue of $49.5 million for the fourth quarter of 2006. Revenue for the year ended December 31, 2007 was $116.6 million, a 32% decrease from revenue of $170.2 million for the year ended December 31, 2006.

Net income for the fourth quarter of 2007 was $19.4 million, or $0.23 per ADS, compared to $10.3 million, or $0.12 per ADS for the third quarter of 2007, and compared to $21.3 million, or $0.25 per ADS for the fourth quarter of 2006. Included in net income for the fourth quarter of 2007 was a $5.9 million tax refund, or $0.07 per ADS, resulting from a tax refund relating to a program Zhuhai Municipal Tax Bureau formed to encourage local business development of Foreign Invested Enterprises. Net income for the full year of 2007 was $52.2 million, compared to $74.6 million reported for the full year 2006. Net income per ADS was $0.61 for 2007, compared to the $0.87 per ADS reported for the full year 2006.

Actions Semiconductor reported operating margin of 32.9% and gross margin of 52.9% for the fourth quarter of 2007. For the full year of 2007, operating margin was 30.3%, and gross margin was 51.2%. The Company ended the year with $241.8 million in cash and cash equivalents together with time deposits, restricted cash and short-term marketable securities.

“We were pleased to finish 2007 with solid results for the fourth quarter,” commented Nan-Horng Yeh, Chief Executive Officer of Actions Semiconductor. “Excluding the tax refund, both revenue and net income were in line with our expectations for the fourth quarter. Additionally, both operating and gross margins improved sequentially as a result of our cost migration and expense management programs. ”

“During 2007 we laid the foundation for the next phase of the company’s development. We focused on improving our business fundamentals by maintaining our solid financial position, strengthening our engineering team, expanding our product offering, and targeting new markets internationally. With a complete product mix and an enhanced team in place, we believe we are better positioned to continue our long-term growth strategy,” concluded Mr. Yeh.

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward-looking, and actual results may differ materially. The company undertakes no obligation to update these statements.

For the quarter ended March 31, 2008, Actions Semiconductor estimates revenue in the range of $20 to $23 million, and, fully diluted earnings per ADS of $0.06 to $0.08.

Conference Call Details
Actions Semiconductor’s Fourth Quarter teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Monday, January 28, 2008. To participate in the live call, analysts and investors should dial 800-901-5241or 617-786-2963 and enter passcode 89508448 at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the company’s website at www.actions-semi.com. An audio replay of the call will be available to investors through February 4, 2008, by dialing 888-286-8010 or 617-801-6888 and entering the passcode 62798013.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor's actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor's results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information

Investor Contacts:
Lisa Laukkanen	Chung Hsu
The Blueshirt Group	Director of Investor Relations, Actions Semiconductor
lisa@blueshirtgroup.com	chung@actions-semi.com
415-217-4967	+86-756 3392 353 *1015

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	At December 31,	At September 30,	At December 31,
	2007	2007	2006
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	72,054	101,097	137,778
Time deposits	2,613	14,334	45,713
Restricted cash	1,782	3,070	-
Marketable securities	165,317	96,651	20,531
Accounts receivable, net	6,046	6,772	5,859
Notes receivable	372	974	2,154
Inventories	12,542	11,210	6,280
Prepaid expenses and other current assets	2,429	3,172	6,413
Amount due from an affiliate	50	67	133
Deferred tax assets	739	642	662
Total current assets	263,944	237,989	225,523

Investment in an affiliate	-	1,572	1,469
Other investments	7,760	3,937	-
Rental deposits	79	45	52
Property, plant and equipment, net	7,945	7,907	6,749
Acquired intangible assets, net	5,849	6,162	3,787
Deposit paid for acquisition of property, plant and equipment	27	54	91
	21,660	19,677	12,148

TOTAL ASSETS	285,604	257,666	237,671

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Accounts payable	12,334	7,337	15,715
Accrued expenses and other current liabilities	9,435	7,305	9,490
Amounts due to shareholders	-	-	10
Other liabilities	1,433	907	692
Short-term bank loan	1,519	1,479	-
Income tax payable	749	578	2,258

Total current liabilities	25,470	17,606	28,165
Other liabilities	137	-	-

Minority interest	204	340	486

Shareholders' equity:
Ordinary shares	1	1	1
Additional paid-in capital	43,679	46,533	50,341
Accumulated other comprehensive income	9,628	6,124	4,396
Retained earnings	206,485	187,062	154,282

Total shareholders' equity	259,793	239,720	209,020

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	285,604	257,666	237,671

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED INCOME STATEMENT
(In thousands of U.S. dollars, except per share amount)

	3 months ended December 31,	3 months ended December 31,	Year ended December 31,	Year ended December 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)

Revenues	32,331	49,538	116,628	170,228
Cost of revenues	(15,218)	(23,818)	(56,918)	(75,911)
Gross profit	17,113	25,720	59,710	94,317
Other income	12	477	392	1,634
Operating expenses:
Research and development	(3,443)	(2,147)	(12,381)	(9,773)
General and administrative	(2,380)	(2,227)	(10,485)	(8,663)
Selling and marketing	(658)	(456)	(1,880)	(1,626)
Total operating expenses	(6,481)	(4,830)	(24,746)	(20,062)
Income from operations	10,644	21,367	35,356	75,889
Other income	7,172	-	11,570	-
Interest income	1,973	1,496	7,162	4,876
Interest expense	(20)	-	(82)	(160)
Income before income taxes, equity in net loss of an affiliate and minority interests	19,769	22,863	54,006	80,605
Income taxes	(497)	(1,621)	(2,202)	(5,984)
Equity in net loss of an affiliate	76	(16)	179	(156)
Minority interests	75	38	220	96
Net income	19,423	21,264	52,203	74,561

Net income per share:
Basic and diluted per share:	0.04	0.04	0.10	0.14

Basic and diluted (per ADS)	0.23	0.25	0.61	0.87

Weighted-average shares used in computation:
Basic and diluted	509,793,348	516,000,000	513,588,069	516,000,000

Weighted-average ADS used in computation :
Basic and diluted	84,965,558	86,000,000	85,598,012	86,000,000

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Three months ended December 31,2007	Year ended December 31,2007	Year ended December 31,2006
	(unaudited)	(unaudited)
Operating activities:
Net income	19,423	52,203	74,561
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	427	1,594	991
Amortization of acquired intangible assets	728	2,349	990
Utilization of advance subsidy from local authorities of Zhuhai, the People's Republic of China	-	-	(35)
Loss on disposal of property, plant and equipment	3	320	65
Gain on disposal of intangible assets	-	(18)	-
Minority interests	(136)	(282)	(96)
Deferred tax	(97)	(77)	(134)
Equity in net loss of an affiliate	-	(103)	156
Changes in operating assets and liabilities:
Accounts receivable	726	(187)	2,234
Notes receivable	628	1,828	(420)
Inventories	(1,076)	(5,632)	911
Prepaid expenses and other current assets	828	4,203	(4,030)
Income tax recoverable	-	-	11
Amount due from an affiliate	19	86	(133)
Accounts payable	4,799	(4,023)	2,184
Accrued expenses and other current liabilities	767	(3,777)	(2,698)
Income tax payable	159	(1,557)	2,258
Rental deposits	(33)	(25)	(41)
Net cash provided by operating activities	27,165	46,902	76,774

Investing activities:
Proceeds from disposal of property, plant and equipment	-	39	79
Proceeds from disposal of intangible assets	-	64	-
Increase in marketable securities	(66,166)	(141,108)	(20,531)
Increase in other investments	(2,251)	(6,188)	-
Investment in an affiliate	-	-	(1,125)
Purchase of property, plant and equipment	(230)	(2,586)	(5,793)
Purchase of acquired intangible assets	(242)	(4,241)	(1,910)
(Increase) decrease in restricted cash	1,371	(1,626)	2,563
Decrease (increase) in time deposits	12,109	44,423	(21,471)

Cash used in investing activity	(55,409)	(111,223)	(48,188)

Financing activities:
(Decrease) increase in short-term bank loans	-	1,431	(2,374)
Advance subsidy from others	638	820	447
Repurchase of common stock	(2,854)	(6,662)	-
Amounts due to shareholders	-	-	77,377
Repayment of amounts due to shareholders	-	(10)	(77,367)

Cash used in financing activities	(2,216)	(4,421)	(1,917)

Effect of exchange rate changes on cash	1,417	3,018	2,213

Net (decrease) increase in cash and cash equivalents	(29,043)	(65,724)	28,882

Cash and cash equivalents at the beginning of the period	101,097	137,778	108,896

Cash and cash equivalents at the end of the period	72,054	72,054	137,778